UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 15, 2003

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On May 15, 2003, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and is deemed to be filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated May 15, 2003	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
          Registrant

Date: May 15, 2003   /s/ Mark T. Schwetschenau
                             Mark T. Schwetschenau
                             Vice President and Controller
                             (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated May 15, 2003	E-1

Exhibit 99.1

Media contact: **Roy Wiley   630-753-2627**
Investor contact: **Mark Oberle 630-753-2406**
Web site: **www.nav-international.com**

NAVISTAR REPORTS SECOND QUARTER, FIRST HALF RESULTS; PERFORMANCE BEATS CONSENSUS ESTIMATE OF ANALYSTS

Initiatives To Reduce Costs, Return To Full Year Profitability Progressing
Despite Lower Forecast For Industry Class 6-7

WARRENVILLE, Ill.-- May 15, 2003 -- Navistar International Corporation (NYSE: NAV), the nation's largest commercial truck and mid-range diesel engine producer, today reported a loss from continuing operations of $12 million, equal to ($0.18) per diluted common share, for the three months ended April 30, 2003, compared with a loss of $2 million or ($0.04) per diluted common share a year earlier. The consensus estimate of security analysts was for a ($0.29) per share loss.

Consolidated sales and revenues from manufacturing and financial services operations for the second quarter of 2003 totaled $1.9 billion, compared with the $1.7 billion reported in the second quarter of 2002.

For the first six months of fiscal 2003, Navistar reported a loss from continuing operations of $110 million, or ($1.64) per diluted common share, compared with a loss of $55 million, or ($0.92) per diluted common share in the first six months of fiscal 2002. Consolidated first half sales and revenues amounted to $3.4 billion, compared with $3.1 billion in the first six months of 2002.

Daniel C. Ustian, Navistar president and chief executive officer, said, "The economic environment during the first half of the company's fiscal year was difficult and uncertain, but we continue to expect an improved market in the second half of the year."

"We still expect a third quarter profit in the range of 20 to 30 cents per share due to increased truck shipments, continued cost reductions and income from financial services," Ustian said. "Assuming that our industry forecast materializes, our goal is for the fourth quarter, historically our best quarter, to bring us to modest profitability for the year. We continue to focus our efforts on reducing our cost structure and returning to profitability."

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Exhibit 99.1

Navistar Second Quarter 2003 Earnings – Page 2

Ustian noted that the company's manufacturing realignment initiatives and changing demographics of participants in the company's defined benefit pension plans required an accounting change on how certain pension costs are amortized. This change reduced pension expense for the second quarter. Because of the accounting change, certain pension costs will be amortized over a longer period of time and will result in lower expenses on an ongoing basis.

According to Ustian, the accounting change will significantly offset the increased annual pension expense arising from the decline in pension plan asset values experienced in the last half of 2002.

Turning to the future, Ustian said that the company has increased market share across the board -- medium, heavy, severe service and school buses over full year fiscal 2002 figures.

"We expect to improve market share profitably," Ustian said. He added that pricing has improved over 2002 levels, but it has been mostly offset by increases in material costs, primarily related to emissions compliance on Class 8 engines.

Ustian said medium truck industry demand continues to run below expectations. Because of this, the company has lowered its North American industry forecast for Class 6-7 trucks to 77,300 units, down from the previous forecast of 82,000, but still 6 percent ahead of fiscal 2002 volume. The forecast for heavy volume (Class 8) is unchanged at 156,000 units as is school bus volume at 27,500 units.

"The continued softness in the Class 6-7 market makes the earnings situation for the year more challenging, but the leading indicators appear to have stabilized," Ustian said. "Continued improvement in leading indicators signal more consistent ordering patterns. Despite soft market conditions, we have not wavered from our objective of profitability for the year and continue to implement cost improvements associated with our initial $100 million target."

Worldwide shipments of International brand medium and heavy trucks and school buses during the second quarter totaled 21,400 units, compared with 18,700 units in the first quarter this year and 20,800 units in the second quarter of 2002.

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Exhibit 99.1

Navistar Second Quarter 2003 Earnings – Page 3

Shipments of mid-range diesel engines to other original equipment manufacturers during the quarter totaled 95,800 units, compared with 63,300 units in the first quarter and 78,900 units in the second quarter of 2002.

Quarter-over-quarter results were aided by a previously reported comprehensive agreement with Ford Motor Company concerning termination of the Ford V-6 diesel engine program. While financial terms of the settlement were not released, the agreement includes compensation to neutralize certain current and future V-6 diesel engine program related costs, resolution of ongoing pricing related to the V-8 diesel engine program and a release by both parties of their obligations under the V-6 diesel engine contract. International will continue as Ford's exclusive supplier of V-8 diesel engines through 2012 for use in its over 8,500 gross vehicle weight pick-up trucks, vans and SUVs for North America.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles, and a provider of parts and service sold under the International® brand. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary. Additional information can be found on the company's web site at www.nav-international.com

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E-3

Exhibit 99.1

Navistar Second Quarter 2003 Earnings – Page 4

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to general economic, business and financing conditions, labor relations, governmental action, competitor pricing activity, expense volatility, and other risks detailed from time to time in Navistar's Securities and Exchange Commission filings. Navistar assumes no obligation to update the information included in this release.

Conference Call Scheduled

The company's conference call with security analysts to discuss the earnings report will be web cast at 10 a.m. CDT today. The web cast can be accessed through Navistar's website at http://www.nav-international.com/investor/ and connecting to the link to the conference call. Additional financial information can be found at http://www.nav-international.com/investor, via the financial and investor information link to the overview page. Information provided and statement made on the conference call may include certain non-GAAP financial measures. A reconciliation to the most appropriate GAAP measures will be available to investors on the website prior to the start of the call.

Exhibit 99.1

**NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)**

	Three Months Ended April 30		Six Months Ended April 30	
	2003	2002	**2003**	2002
Sales and revenues				
Sales of manufactured products	**$ 1,806**	$ 1,596	**$ 3,287**	$ 2,978
Finance and insurance revenue	**53**	72	**145**	149
Other income	**5**	4	**10**	10
Total sales and revenues	**1,864**	1,672	**3,442**	3,137
Costs and expenses				
Cost of products and services sold	**1,588**	1,382	**3,008**	2,630
Postretirement benefits expense	**71**	58	**154**	116
Engineering and research expense	**61**	65	**118**	129
Selling, general and administrative expense	**122**	128	**246**	261
Interest expense	**33**	38	**71**	77
Other expense	**7**	6	**18**	16
Total costs and expenses	**1,882**	1,677	**3,615**	3,229
Loss from continuing operations before income taxes	**(18)**	(5)	**(173)**	(92)
Income tax benefit	**(6)**	(3)	**(63)**	(37)
Loss from continuing operations	**(12)**	(2)	**(110)**	(55)
Loss from discontinued operations	**(2)**	(2)	**(3)**	(5)
Net loss	**$ (14)**	$ (4)	**$ (113)**	$ (60)
Basic earnings (loss) per share				
Continuing operations	**$ (0.18)**	$ (0.04)	**$ (1.64)**	$ (0.92)
Discontinued operations	**(0.03)**	(0.03)	**(0.04)**	(0.08)
Net loss	**$ (0.21)**	$ (0.07)	**$ (1.68)**	$ (1.00)
Diluted earnings (loss) per share				
Continuing operations	**$ (0.18)**	$ (0.04)	**$ (1.64)**	$ (0.92)
Discontinued operations	**(0.03)**	(0.03)	**(0.04)**	(0.08)
Net loss	**$ (0.21)**	$ (0.07)	**$ (1.68)**	$ (1.00)
Average shares outstanding (millions)				
Basic	**68.4**	60.4	**67.3**	60.1
Diluted	**68.4**	60.4	**67.3**	60.1

The Statement of Income includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

05/14/03

Exhibit 99.1

**NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)**

	AS OF APRIL 30	
	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	**$ 463**	$ 558
Marketable securities	**85**	39
Receivables, net	**975**	748
Inventories	**555**	644
Deferred tax asset, net	**256**	153
Other assets	**144**	133
Total current assets	**2,478**	2,275
Marketable securities	**240**	526
Finance and other receivables, net	**1,005**	931
Property and equipment, net	**1,314**	1,676
Investments and other assets	**323**	201
Prepaid and intangible pension assets	**61**	277
Deferred tax asset, net	**1,356**	867
Total assets	**$ 6,777**	$ 6,753
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Current liabilities		
Notes payable and current maturities of long-term debt	**$ 250**	$ 493
Accounts payable, principally trade	**1,018**	946
Other liabilities	**1,028**	745
Total current liabilities	**2,296**	2,184
Debt: Manufacturing operations	**882**	799
Financial services operations	**1,426**	1,436
Postretirement benefits liability	**1,360**	850
Other liabilities	**541**	392
Total liabilities	**6,505**	5,661
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital (75.3 million shares issued)	**2,120**	2,139
Retained earnings (deficit)	**(906)**	(244)
Accumulated other comprehensive loss	**(723)**	(333)
Common stock held in treasury, at cost	**(223)**	(474)
Total shareowners' equity	**272**	1,092
Total liabilities and shareowners' equity	**$ 6,777**	$ 6,753

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

05/14/03